SE 08026324 MISSION

Washington, D.C. 20549

SEC Mail Processing Section

FEB 27 2008

Washington, DC
110

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45342

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DEWAAY FINANCIAL NETWORK, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

13001 University Avenue
(No. and Street)

Clive	IA	50325
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert M. Young — 515-273-1301
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weaver & Martin, LLC
(Name – *if individual, state last, first, middle name*)

411 Valentine Road, Suite 300	Kansas City	MO	64111
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 25 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert M. Young, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DeWaay Financial Network, LLC, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

REAGAN BATES
Commission Number 732796
My Commission Expires
2/4/08

Robert M. Young
Signature

Chairman & CEO
Title

Reagan Bates
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DeWaay Financial Network, LLC

Financial Statements

December 31, 2007

Independent Auditor's Report	1
Balance Sheet	2
Statement of Operations	3
Statement of Member's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6

WEAVER & MARTIN

SEC Mail Processing
Section

FEB 27 2008

Washington, DC
110

Member
DeWaay Financial Network, LLC

Independent Auditor's Report

We have audited the accompanying consolidated balance sheet of DeWaay Financial Network, LLC as of December 31, 2007 and the related consolidated statements of operations, member's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of DeWaay Financial Network. LLC as of December 31, 2007 and the results of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Form X-17a-5 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Weaver & Martin

Weaver & Martin, LLC
Kansas City, Missouri
February 1, 2008

Certified Public Accountants & Consultants
411 Valentine, Suite 300
Kansas City, Missouri 64111
Phone: (816) 756-5525
Fax: (816) 756-2252

WEAVER & MARTIN

SEC Mail Processing Section

FEB 27 2008

Washington, DC
110

<u>**Independent Auditor's Report on Internal Control Structure Required by SEC Rule 17a-5**</u>

Member
DeWaay Financial Network, LLC

In planning and performing our audit of the consolidated financial statements of DeWaay Financial Network, LLC for the year ending December 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company. This study includes tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the company in any of the following:

Making the quarterly securities examinations, counts, verifications and comparisons.

Recording of differences required by Rule 17a-13

Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

Management is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with

Certified Public Accountants & Consultants
411 Valentine, Suite 300
Kansas City, Missouri 64111
Phone: (816) 756-5525
Fax: (816) 756-2252

reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud, in amounts that would be material in relation to the financial statements being audited, may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no such matters involving the internal control, including control activities for safeguarding securities, that we considered to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and any other regulatory agencies who rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used by anyone other than these specified parties.

Weaver & Martin

Weaver & Martin LLC
Kansas City, Missouri
February 1, 2008

WEAVER & MARTIN

Member
DeWaay Financial Network, LLC

<u>Independent Auditor's Report</u>

We have audited the accompanying consolidated balance sheet of DeWaay Financial Network, LLC as of December 31, 2007, and the related consolidated statements of operations, member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion of these financial statements based on our audit

We conducted our audit in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of DeWaay Financial Network, LLC as of December 31, 2007 and the results of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles in the United States.

Weaver & Martin

Weaver & Martin, LLC
Kansas City, Missouri
February 1, 2008

Certified Public Accountants & Consultants
411 Valentine, Suite 300
Kansas City, Missouri 64111
Phone: (816) 756-5525
Fax: (816) 756-2252

DeWaay Financial Network, LLC
Consolidated Balance Sheet
December 31, 2007

Assets		
Current assets:		
Cash	$	2,484,897
Receivables		634,757
Receivables from affiliated companies		4,383
Prepaid assets		109,838
Deposits		100,000
Total current assets		3,333,875
Furniture and equipment		20,675
Intangible assets		160,000
Total assets	$	3,514,550
Liabilities & Member's Equity		
Current liabilities:		
Accounts payable	$	59,414
Accounts payable, related parties		493,300
Total current liabilities		552,714
Long term payable		125,000
Commitments		
Member's equity:		
Contributed capital		2,248,451
Retained earnings		588,385
Total member's equity		2,836,836
Total liabilities and member's equity	$	3,514,550

See notes to consolidated financial statements.

DeWaay Financial Network, LLC
Consolidated Statement Of Operations
Year Ended December 31, 2007

Commission revenue	$	9,078,172
Expenses:		
Commission expense		7,273,272
Legal and professional		149,780
Office		316,736
Wages		552,603
Other general and administrative		316,498
		8,608,889
Income from operations		469,283
Other income		93,671
Net income	$	562,954

See notes to consolidated financial statements.

DeWaay Financial Network, LLC
Consolidated Statement of Member's Equity
Year Ended December 31, 2007

Member's equity January 1, 2007	$	473,589
Net capital contributed		1,800,293
Net income		562,954
Member's equity December 31, 2007	$	2,836,836

See notes to consolidated financial statements.

DeWaay Financial Network, LLC
Consolidated Statement of Cash Flows
Year Ended December 31, 2007

Operating activities:		
Net income	$	562,954
Adjustments to reconcile net income to cash flows provided by operating activities:		
Change in assets and liabilities-		
Receivables		(50,548)
Prepaid expenses		(70,050)
Deposits		(100,000)
Accounts payable		(4,370)
Accounts payable, related parties		(300,028)
Cash provided by operating activities		37,958
Investing activities:		
Assets acquired in acquisition		(180,675)
Cash used in investing activities		(180,675)
Financing activities:		
Long-term payable		125,000
Capital contributed, net		1,800,293
Cash provided from financing activities		1,925,293
Increase in cash		1,782,576
Cash, beginning of year		702,321
Cash, end of year	$	2,484,897
Supplemental cash flow information:		
Interest paid	$	-
Income taxes paid	$	-

See notes to consolidated financial statements.

NOTE A – SIGNIFICANT ACCOUNTING POLICIES

Nature of Business
We are a broker-dealer registered with the Securities and Exchange Commission, and are a member of the Financial Industry Regulatory Authority, Securities Investor Protection Corporation (SIPC) and the Municipal Securities Rulemaking Board (MSRB). We are an Iowa Limited Liability Company and a wholly owned subsidiary of DFN Partners, LLC.

We are engaged in the business of investment banking, retail securities broker-dealer, underwriter of interstate and intrastate offerings, and as an underwriter of interstate and intrastate offering and of Direct Participation Program offerings.

Long-lived Assets
Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Impairment is measured by comparing the carrying value of the long-lived asset to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. We have determined that as of December 31, 2007, there had been no impairment in the carrying value of our long-lived assets.

Revenue Recognition
Revenue from retail securities sales is recognized when the clearing facility or the broker-dealer records the sale. Revenue from investment banking activities is recognized when a result is accomplished which requires the client to pay the Company per the contract between the client and us. Revenue from underwriting of offerings is recognized upon the later of the successful completion of the escrow phase of the offering or the acceptance of the subscription of the Subscriber. Expenses of the firm are recorded when the obligation is incurred.

Property and Equipment
Property and Equipment is stated on the basis of cost. Depreciation is computed by using the straight line method over the estimated useful life (5 or 7 years) of the asset.

Income Taxes
DeWaay Financial Network, LLC, is a subsidiary of its holding company, DFN Partners, LLC. DFN Partners, LLC has elected under the Internal Revenue Code to be taxed as a partnership. In lieu of corporation income taxes, the stockholders of DFN Partners, LLC are taxed on their proportionate share of the Company's taxable income.

Intangible Assets
FASB Statement No. 141, *Business Combinations*, and Statement No. 142, *Goodwill and Other Intangible Assets* require that the purchase method of accounting be used for all business combinations. Statement 141 also specifies criteria that intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill. Statement 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually. We evaluated our intangible assets, including goodwill, and determined there was no impairment. Our intangible assets will be amortized over a 15 year life.

Cash and Cash Equivalents
We consider all highly liquid unrestricted investments with maturities of three months or less to be cash equivalents for purposes of the statement of cash flows.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements
In July 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in enterprises' financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes". FIN 48 prescribes a recognition threshold and measurement attributable for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognizing, classification, interest and penalties, accounting in interim periods, disclosures, and transitions. FIN 48 is effective for fiscal years beginning after December 15, 2006. FIN 48 has no impact on our financial statements.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measures" ("SFAS No. 157"). SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles ("GAAP"), expands disclosures about fair value measurements, and applies under other accounting pronouncements that require or permit fair value measurements. SFAS No. 157 does not require any new fair value measurements, however the FASB anticipates that for some entities, the application of SFAS No. 157 will change current practice. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. We are currently reviewing the effect, if any, SFAS 157 will have on our financial statements.

In February 2007, the FASB issued SFAS No. 159 ("SFAS 159") – the fair value option for financial assets and liabilities including in amendment of SFAS 115. This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement is expected to expand the use of fair value measurement objectives for accounting for financial instruments. This Statement is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007, and interim periods within those fiscal years. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of FASB Statement No. 157, Fair value measurements. We are currently evaluating the impact of SFAS No. 159 on our financial statements.

In December 2007, the FASB issued SFAS No. 141(R), "Business Combinations". This Statement replaces SFAS No. 141 *Business Combinations.* This Statement retains the fundamental requirements in Statement 141 that the acquisition method of accounting (which Statement 141 called the *purchase method*) be used for all business combinations and for an acquirer to be identified for each business combination. This Statement also establishes principles and requirements for how the acquirer: a) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree; b) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase and c) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS No. 141(R) will apply prospectively to business combinations for which the acquisition date is on or after a Company's fiscal year beginning November 1, 2009.

In December 2007, the FASB issued SFAS No. 160, "Non-controlling Interests in Consolidated Financial Statements". This Statement amends ARB 51 to establish accounting and reporting standards for the non-controlling (minority) interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a non-controlling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. We have not yet determined the impact, if any, that SFAS No. 160 will have on our financial statements.

NOTE B – NET CAPITAL REQUIREMENTS

As a licensed securities dealer, the Company is required to maintain net capital of $100,000 at all times. If deposits decrease to within 120% of this level, then it is reported to the Financial Industry Regulatory Authority.

NOTE C – RELATED PARY TRANSACTIONS

Mr. Donald DeWaay, a stockholder of DFN Partners, LLC also is the owner of DeWaay Capital Management, Inc. & Commerce Park, LLC. At December 31, 2007, we owed DeWaay Capital Management, Inc. $572 to reimburse DeWaay Capital Management, Inc. for employee benefits and other expenses. The amount we paid for employee benefits and other expenses, and rent to DeWaay Capital Management, Inc. for the year ended December 31, 2007 was $707,000.

At December 31, 2007, we owed Mr. Donald DeWaay for commissions totaling $226,000. During the year ended December 31, 2007, we paid Donald DeWaay $5,693,831 in commissions.

NOTE D - CONCENTRATIONS

In 2007, we recognized 78% and 18% of our total revenue from two of our registered representatives.

Financial instruments that potentially subject the Company to credit risks include cash deposits and investments in excess of federally insured limits.

NOTE E – PENSION PLAN

Our employees are eligible to participate in the DeWaay and Associates 401(k) Profit Sharing Plan. Employees may immediately make deferral contributions to the Plan as long as they have attained the age of 21. Participants are immediately vested 100% in their deferred contributions. Participants are eligible to receive matching employer contributions. We match our participant's contributions using the safe harbor uniform percentage computation. Our contribution is an amount equal to 100% of each participant's deferral contributions, not to exceed 4% of the participant's compensation. Participants are vested in the employer matching contributions. For the year ended December 31, 2007 we contributed $11,568 to the 401 (k) profit sharing plan.

NOTE F – EXEMPTION STATUS UNDER SEC RULE 15c3-3

We act as an underwriter of Direct Participation Partnerships offerings, sell application-way investment company offerings (mutual funds) and small corporate offerings. We have no control over the funds or the securities which it handles on behalf of customers. All funds are transferred directly from the

customer to the clearing facility. Upon receipt of customer funds, the clearing facility transfers securities to the customer and we receive a commission from the transaction. We believe that the transactions of DeWaay Financial Network, LLC are within the exemptions section, which is located at Rule 15c3-3 (k)(2)(ii).

NOTE G – ACQUISITION

On December 31, 2007, we acquired an entity that performs fixed income and institutional trading services, for a total of $195,675. This purchase included $20,675 in fixed assets, $15,000 in prepaid rent, and $160,000 in intangible assets. At closing we paid $70,675 with the remainder of the purchase price to be paid on or before December 1, 2009 which is included as a long-term liability. The future payment of $125,000 is to be calculated as a percentage of revenue not to exceed $125,000. Proforma results are not included because the acquired entity was a division of a larger company and they did not have financial information that was of the nature that we would be able to do proforma operating results.

NOTE H – COMPUTATION OF NET CAPITAL

In compliance with the Financial Industry Regulatory Authority, net capital at December 31, 2007 is computed as follows:

Total Stockholder's Equity	$ 2,836,836
Less: Nonallowable accounts receivable	(114,048)
Less: Nonallowable Furniture & Fixtures	(20,675)
Less: Nonallowable prepaid expenses	(369,838)
Net Capital	$ 2,332,275

The computed net capital per the Company agreed with audited net capital.

Net Capital	$ 2,332,275
Net Capital per company computation	2,332,275
Difference	$ 0

NOTE J – SUBSEQUENT EVENTS

In January 2008, we entered into agreements with employees and advanced $350,000 under an unsecured note. These term notes will be repaid under certain conditions of non-employment and will be forgiven if the employee remains with us for a five year period.

On January 1, 2008, we entered into an office building lease agreement. The future minimum lease payments under this lease at January 1, 2008 are as

follows:

Year Ending:	Total
2008	$ 38,745
2009	38,745
2010	35,516
	$113,006

END